Exhibit 12.1

ECOLAB INC.

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

	Nine Months Ended
	Sept 30	Year Ended December 31,
	2011	2010	2009	2008	2007	2006
Earnings
Pre-tax income from continuing operations before income or loss from equity investees	$549.8	$747.7	$620.1	$651.2	$618.0	$568.6

Fixed charges, as computed below	76.0	105.9	107.8	112.1	97.2	86.8

Total earnings including fixed charges	$625.8	$853.6	$727.9	$763.3	$715.2	$655.4

Fixed Charges
Interest expense and amortization of debt premiums and discounts related to indebtedness	$45.7	$65.6	$67.5	$70.8	$58.9	$52.1
Appropriate portion (1/3) of rentals representative of the interest factor	30.3	40.3	40.3	41.3	38.3	34.7

Total fixed charges	$76.0	$105.9	$107.8	$112.1	$97.2	$86.8

Ratio of earnings to fixed charges	8.24	8.06	6.75	6.81	7.36	7.55